U.S. BANK GLOBAL FUND SERVICES
615 East Michigan Street
Milwaukee, WI 53202

December 21, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: INTREPID CAPITAL MANAGEMENT FUNDS TRUST (the “Trust”)
(File No. 333-250958)

Dear Madam or Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of Form N-14 (File No. 333-250958) be accelerated so that the same will become effective on December 22, 2020, or as soon as practical thereafter. This request supersedes the Registrant’s previous acceleration request, filed via EDGAR on December 7, 2020 (SEC Accession No. 0000894189-20-009443).

In connection with this request, Quasar Distributors, LLC, the distributor for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Alyssa M. Bernard at (920) 360-7173 or alyssa.bernard@usbank.com.

Sincerely,

Intrepid Capital Management, Inc.	Quasar Distributors, LLC

/s/ Mark F. Travis	/s/ Mark A. Fairbanks
Mark F. Travis	Mark A. Fairbanks
President	Vice President